October 5, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Clean Earth Acquisitions Corp.
Revised Preliminary Proxy Statement on Schedule 14A Filed August 14
File No. 001-41306

Ladies and Gentlemen:

On behalf of our client, Clean Earth Acquisitions Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 25, 2023, relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed via EDGAR on August 14, 2023 and referenced by File No. 001-41306.

The Company is concurrently filing via EDGAR a further revised preliminary proxy statement on Schedule 14A (the “New Revised Preliminary Proxy Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Revised Preliminary Proxy Statement filed August 14, 2023

General

1.

We note your response to prior comment 1 and are unable to concur with your analyses under Rule 135 and Section 4(a)(2). Please update your analysis to explain if and how a different exemption would apply for the offers related to your non-redemption incentive that began with the offer in the May 17, 2023 letter to shareholders. Alternatively, please tell us what steps the company will undertake to address any potential liability for these offers.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company believes that it has fully complied with all relevant laws and regulations, the Company has decided to no longer pursue the previously contemplated non-redemption incentive (the “Incentive”). The Company has revised disclosures throughout the New Revised Preliminary Proxy Statement to remove all references to the Incentive. Additionally, to ensure stockholders and potential investors are adequately and promptly informed of the Company’s actions and to address any potential liability in connection with the Incentive, the Company has taken the following actions:

(1) On September 1, 2023, the Company issued a press release and filed a Current Report on Form 8-K with the Commission, announcing that the Company will no longer pursue the Incentive and advising that additional information will be provided on our definitive proxy statement to be filed with the Commission.

(2) The Company has revised its risk factor disclosure on pages 15 and 63 of the New Revised Preliminary Proxy Statement to advise stockholders, among other things, that, notwithstanding the Company’s decision not to pursue the Incentive, the Company may nonetheless be subject to litigation, claims or an enforcement action in connection with the Incentive, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Clean Earth's Board of Directors' Reasons for the Approval of the Business Combination Financial Terms, page 118

2.	We note your revised disclosure in response to prior comment 4 that in considering the terms of the current Solis bond waiver agreement with respect to the Board’s recommendation that the Company’s stockholders vote for the Business Combination, the Board concluded, having reviewed and evaluated the impacts in terms of the near term projections from 2023 to 2025, that even if bondholders of the Solis Bond did exercise their right to immediately transfer ownership of Solis and all of its subsidiaries to the bondholders, this would not materially move the enterprise value to projected revenue multiples outside of the peer group ranges used in the Board’s initial valuation expectations. Please clarify whether these projected revenue multiples are the peer market multiples disclosed on page 144, which indicate an enterprise value to 2023 projected revenue multiple of 20.5x for Alternus versus that of its public market peers in the solar industry sector, which averages 19.5x.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 120 and 146 of the New Revised Preliminary Proxy Statement.

Projected Financial Information, page 131

3.	We note your revised disclosure in response to prior comment 4. Please disclose here, if true, that the near-term projections the Board considered a material input to determine the valuation of Alternus (2022 to 2025 for the BCA and 2023 to 2025 for the Amendment) did not assume the divestment of assets or consummation of other material terms of the Solis bond waiver agreements.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 133 of the New Revised Preliminary Proxy Statement.

Financial Statements, page F-1

4.	Please update the financial statements of Clean Earth Acquisitions Corp. and Alternus Energy Group PLC, along with the pro forma financial information and other financial information included in the Proxy in accordance with Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the financial statements of Clean Earth Acquisitions Corp. and Alternus Energy Group PLC, along with the pro forma financial information and other financial information included in the Proxy in accordance with Rule 8-08 of Regulation S-X.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Aaron T. Ratner, Chief Executive Officer, Clean Earth Acquisitions Corp.